NEWS RELEASE
TSX Trading Symbol: BZA

AMERICAN BONANZA EVALUATES LARGE GOLD RESOURCE AT TAURUS

September 20, 2005 - American Bonanza Gold Corp.(TSX: BZA) (“Bonanza”) is pleased to announce the commencement of a study to complete a resource estimate and preliminary economic scoping study, pursuant to National Instrument 43-101 (“NI 43-101”), at the Company’s 100% owned Taurus Project. The Taurus project is an advanced staged disseminated gold project, located near the historic mining camp of Cassiar, in Northern British Columbia.

Between 1993 and 1997 over 25,000 meters of diamond drilling was completed on the property, including 12,700 meters by Cyprus Canada, Inc. between 1994 and 1996. Cyprus Canada, Inc envisioned a large open pittable, high tonnage mine. This was based on their historic inferred resource calculation of 40.6 million tonnes grading 1.07 grams per tonne, or 1.4 million contained ounces of gold as previously announced. The bulk of the resource is located within the Taurus Project. Excellent access is available from Highway 37 which runs adjacent to the project area. In addition, no extraordinary environmental issues have been identified. The resource estimate was made prior to the inception of NI 43-101 and was not created using the standards outlined in NI 43-101. The reserve estimate has been obtained from reliable sources and is relevant, however no effort has been made to refute or confirm this estimate and it can only be described as an historical estimate. The current study will update this resource to comply with NI 43-101 standards.

Bonanza has commissioned Wardrop Engineering Inc. of Vancouver, British Columbia to review the data base, and provide a resource estimate and preliminary economic scoping study. Wardrop Engineering is a well respected, 600-person, 50-year-old consulting company specializing in geology, engineering, environmental and management services to the natural resource sector. Dependant on the recommendations of this Phase 1 evaluation, Bonanza intends to confirm and expand the resource with a focused drilling program.

Brian Kirwin, President and CEO, commented, “Currently rising gold prices may be the catalyst for making the large gold resource at the Taurus Project economic. With gold prices now exceeding $450 per ounce, the Taurus Project has become more economically attractive and the current study will identify the gold price at which Taurus appears economically viable. At current gold prices, Taurus may have the potential to become the next major gold mine in British Columbia.”

About Bonanza

Bonanza is gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its Prefeasibility stage Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has 85.3 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

This news release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company's annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:

Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free 877-366-4464